Exhibit (a)(12)

Boulder Brands, Inc.

1600 Pearl Street, Suite 300

Boulder, CO 80302

December 9, 2015

Dear Stockholder:

We are pleased to inform you that, on November 24, 2015, Boulder Brands, Inc. (“Boulder Brands”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Pinnacle Foods Inc. (“Pinnacle Foods”) and Slope Acquisition Inc., a wholly owned subsidiary of Pinnacle Foods (“Purchaser”). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (“Common Stock”), at a purchase price of $11.00 per share, net to seller in cash without interest (the “Offer Price”), subject to any required withholding of taxes.

If successful, the Offer will be followed by the merger of the Purchaser with and into Boulder Brands (the “Merger”), with Boulder Brands surviving the merger as a wholly owned subsidiary of Pinnacle Foods. In the merger, each share of Common Stock then outstanding (other than shares of Common Stock for which the holder thereof has properly demanded appraisal of such shares in accordance with, and has complied in all respects with, the requirements of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, subject to any required withholding of taxes, net to the seller in cash without interest. The board of directors of Boulder Brands (the “Board”) unanimously (i) approved and declared fair and advisable and in the best interests of Boulder Brands the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that it is in the best interests of Boulder Brands and its stockholders that Boulder Brands enter into the Merger Agreement and consummate the transactions on the terms and subject to the conditions set forth in this Agreement, and (iii) resolved that the Offer was approved and to recommend to the stockholders of Boulder Brands that they accept the Offer and tender their shares of Common Stock pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Boulder Brands’ solicitation/recommendation statement, the Board, upon the terms and subject to the conditions set forth in the Merger Agreement, recommends to Boulder Brands’ stockholders that they accept the Offer and tender their shares of Common Stock to the Purchaser pursuant to the Offer.

Accompanying this letter is (i) a copy of Boulder Brands’ solicitation/recommendation statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated December 9, 2015, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on January 7, unless extended.

On behalf of the Board and Boulder Brands’ management, we thank you for your support.

Sincerely,

/s/ Dean Hollis

Dean Hollis

Chairman